SPRING 2022

SHAREHOLDER ENGAGEMENT


THE HARTFORD



SAFE HARBOR STATEMENT

Some of the statements in this presentation, including those related to our goal of achieving net zero greenhouse gas emissions ("GHGe") for the full range of our operations by 2050, may be considered forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. We caution investors that these forward-looking statements are not guarantees of future performance, and actual results may differ materially. Factors that could cause actual results to differ, possibly materially, from those in the forward-looking statements include, but are not limited to, our ability to formulate and implement plans to reduce our Scope 1 and 2 GHG emissions as anticipated; our reliance on third parties, whose actions are outside our control, to reduce our Scope 3 GHG emissions; and the lack of widely accepted standards for measuring GHGes associated with underwriting, insurance and investment activities, as well as other factors discussed in our 2021 Annual Report on Form 10-K, subsequent Quarterly Reports on Forms 10-Q, and the other filings we make with the Securities and Exchange Commission. We assume no obligation to update this presentation, which speaks as of the date issued.

From time to time, The Hartford may use its website to disseminate material company information. Financial and other important information regarding The Hartford is routinely accessible through and posted on our website at https://ir.thehartford.com. In addition, you may automatically receive email alerts and other information about The Hartford when you enroll your email address by visiting the "Email Alerts" section at https://ir.thehartford.com.

THE HARTFORD

ABOUT THE HARTFORD



THE HARTFORD IS A DIVERSIFIED INSURER WITH MARKET LEADERSHIP IN A STRONG PORTFOLIO OF BUSINESSES



Market leader in desirable segments with high return characteristics

Strong, consistent results across **diversified businesses** with significant contribution from investment portfolio

Core strengths of underwriting excellence, risk management, claims, products and distribution

Continued investment in **differentiating capabilities** to strengthen competitive advantage and grow

Ethics, people and performance driven culture

THE HARTFORD



OUR PORTFOLIO IS MADE UP OF COMPLEMENTARY UNDERWRITING BUSINESSES ALL CONTRIBUTING TO OUR SUCCESS



Accelerating growth across the portfolio through:

Exceptional **talent** & **execution** • Deep **underwriting** & **risk management** expertise • Investments in **claims**, **data**, **analytics** & **digital**

Commercial Lines	Personal Lines	Group Benefits
Recognized leader in Small Commercial	Access to growing 50+ market with AARP	Disability market leader
Expanding product lines fueling Middle Market and Specialty growth	New Prevail product showing early success	Transforming customer experience
Leading digital and analytic capabilities	Best in class claims experience	New product innovation

THE HARTFORD



WE HAVE A CLEAR ROADMAP TO GENERATE SUPERIOR RISK-ADJUSTED RETURNS



Accelerate **profitable organic growth** across all businesses

- Advancement of underwriting capabilities
- Maximization of multi-channel distribution relationships
- Leverage product breadth

Accelerated Growth

Unwavering focus on **ROE performance**, driven by underwriting excellence

- Balanced risk profile and underwriting discipline
- Advanced analytics and data science
- Continuous improvement and operating efficiency

Leading Risk-Adjusted Returns

Consistent generator of **excess capital**, optimizing superior returns

- Investments in organic growth
- Dividends
- Share repurchases

Compelling Total Shareholder Return

Ethical culture supported by **industry-leading ESG** practices

- Ethics at the core of the business
- Maintain outstanding ESG track record
- Specific steps to strengthen ESG leadership

Value Enhancement

Maximize Value Creation for All Stakeholders

For more information, visit our Investor Relations website for a replay of our 2021 Investor Day

THE HARTFORD



IN 2021 WE DELIVERED STRONG EXECUTION

GROWTH:

» P&C net written premium growth of 9% including 12% in Commercial Lines

PROFITABILITY:

» P&C combined ratio of 96.3 improved 0.1 points from 2020, underlying combined ratio[1] of 89.4 improved 3.0 points from 2020

› Commercial Lines loss and loss adjustment expense ratio of 63.3% improved 3.2 points from 2020, underlying loss and loss adjustment expense ratio[1] of 56.7% improved 4.9 points from 2020, underlying loss and loss adjustment expense ratio before COVID-19 incurred losses[1] of 56.4% improved 2.1 points from 2020

» Group Benefits net income margin of 3.9% and core earnings margin[1] of 2.5%, which included 7.8 points of excess mortality and COVID-19 related short-term-disability impacts

BALANCE SHEET & CAPITAL MANAGEMENT:

» Proactive capital management – repurchased $1.7 billion of shares and paid $485 million in common stockholder dividends in 2021.

SUPERIOR RISK-ADJUSTED RETURNS:

» 13.1% net income return on equity (ROE)[2]
» 12.7% core earnings ROE[1,3]

MAXIMIZING VALUE CREATION FOR ALL STAKEHOLDERS

[1] Denotes financial measure not calculated based on GAAP
[2] Return on common stockholders' equity
[3] ROE based on trailing 12-month average equity, ex. AOCI and trailing 12-month core operating earnings

Book Value Per Diluted Share



14% CAGR

$35.06 — 2018
$43.85 — 2019
$50.39 — 2020
$51.36 — 2021

Net Income ROE



13.7% — 2018
14.4% — 2019
10.0% — 2020
13.1% — 2021

THE HARTFORD



ABOUT THE GREEN CENTURY PROPOSAL



EXECUTIVE SUMMARY

Green Century Capital Management has submitted a shareholder proposal purportedly seeking new policies to help ensure that our underwriting practices do not support new fossil fuel supplies. We ask you to consider the following as you vote on the proposal:

1 The Hartford is a **leader in the insurance industry** in its efforts to **address climate change** and **support the global energy transition**

2 The Hartford is just one of a handful of U.S. insurance carriers to **announce a goal to achieve net zero greenhouse gas emissions** for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord

3 **Divestiture-first** strategies, like the one being proposed, are **not proven to be an effective path to net zero**

4 The proposal would create significant **regulatory risk and complexity** without any benefit

5 The proposal would materially **encroach upon The Hartford's underwriting judgment**

6 The proposal runs **counter to shareholder sentiment and the direct feedback we have heard** during our regular discussions with shareholders

X   THE HARTFORD'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE PROPOSAL.



1 THE HARTFORD IS A LEADER IN THE INSURANCE INDUSTRY IN ITS EFFORTS TO ADDRESS CLIMATE CHANGE AND SUPPORT THE GLOBAL ENERGY TRANSITION

2021 CLIMATE ACTIONS

» Made progress ahead of targets on implementation of 2019 Coal and Tar Sands Policy with respect to insuring and investing in coal and tar sands companies

» Committed to invest $2.5 billion over the next five years in technologies, companies and funds that are advancing the energy transition and addressing climate change

» Posted our renewed climate priorities to our corporate sustainability site, including progress on greenhouse gas emissions goals and targets

» Committed $100 million to the TPG Rise Climate Fund, an organization that invests in entrepreneurs and businesses working on climate solutions across the world

» Became a member of ClimateWise and completed CDP to transparently share our climate progress

» Signed onto the UN Global Compact, the world's largest corporate sustainability initiative

RECOGNITION



JUST #1 IN INSURANCE — CNBC 2022

JUST and CNBC's Top 100 Most Just Companies in America









3BL 100 BEST CORPORATE CITIZENS 2021

EPA GREEN POWER PARTNER

Better Buildings — U.S. Department of Energy

CLIMATE LEADERSHIP AWARDS 2018 — Excellence in Greenhouse Gas Management (Goal Achievement Award) Winner

ESG DISCLOSURE FRAMEWORKS & SIGNATORIES















TCFD — Task Force on Climate-Related Financial Disclosures

SASB

UN Global Compact

ClimateWise — Insuring a sustainable future

GRI

PRI — Principles for Responsible Investment

Hartford Funds joined in 2015

THE HARTFORD



IN APRIL 2022 WE ANNOUNCED A GOAL TO ACHIEVE NET ZERO GREENHOUSE GAS EMISSIONS FOR OUR FULL RANGE OF BUSINESSES AND OPERATIONS BY 2050, IN ALIGNMENT WITH THE PARIS CLIMATE ACCORD

» We are embracing **ESG principles throughout the organization** and demonstrating our leadership in the business community by **setting ambitious ESG goals**

» We have several **carbon-reducing missions already in progress** that further net zero objectives, including:

› Our Coal and Tar Sands Policy

› A commitment to 100% renewable-energy-source consumption for our facilities by 2030

› A commitment to reduce Scope 1, 2, and certain Scope 3 GHGe through 2037

▶ **As a first step, we are currently assessing methodologies to measure greenhouse gas emissions across our businesses in the context of both our net zero goal and proposed SEC climate rules**

NEWS RELEASE

The Hartford Announces Goal Of Net Zero Greenhouse Gas Emissions For All Operations By 2050

HARTFORD, Conn. – April 07, 2022 – The Hartford today announced a goal to achieve net zero Greenhouse Gas Emissions (GHGe) for its full range of businesses and operations by 2050, in alignment with the Paris Climate Accord. This goal is in addition to the company's existing targets to operate with 100% renewable-energy-source consumption for its facilities by 2030 and to reduce select GHGe by at least 2.1% each year starting in 2015 for a total reduction of 46.2% by 2037.

Total GHG Emissions



83.9%
decrease in GHGe since tracking began in 2007

53%
Year Over Year Decrease

2015	2016	2017	2018	2019	2020
109,892 (base year)	**93,542**	**87,624**	**85,206**	**79,518**	**37,383**

In alignment with the recommended approach of the Science Based Target Initiative, The Hartford's baseline and subsequent data was adjusted to incorporate GHGe impacts resulting from the acquisition of Aetna's Group Benefits business in 2018 and the acquisition of Navigators in May 2019.
Our GHG emissions data is verified by Apex Companies, an independent third party in accordance with the ISO 14064-3 Second Edition 2019-04 Standard. The Scope 3 emissions included are those generated from employee commuting and business travel.

THE HARTFORD



3 DIVESTITURE-FIRST STRATEGIES ARE NOT AN EFFECTIVE PATH TO NET ZERO

» An abrupt withdrawal from supporting energy companies is counterproductive to the global goal of net zero

> The proposal effectively prohibits the underwriting of green energy projects by consolidated energy companies, as facilitating their green business would constitute "support" of their fossil fuel activity – **it penalizes companies that are on the right path**

> Hard-to-abate sectors have technology, infrastructure and scale that are critical and necessary in the global energy transition – **it is short-sighted to divest rather than engage**

> Inability to secure insurance from public insurers drives companies into private or overseas markets, where there may be less accountability to stakeholders – **"brown spinning" is a real risk to achieving net zero**

» Overly broad restrictions can have **unintended consequences without reducing fossil fuel supplies**

> We insure aspects of a company's business that have little direct relationship to fossil fuel supplies, for example, in our workers' compensation book – Green Century's proposal would prohibit us from providing benefits that help employees recover from work-related injuries or illnesses if their employer engages in new fossil fuel activity



THE HARTFORD



4 THE PROPOSAL WOULD CREATE REGULATORY RISK AND COMPLEXITY WITHOUT ANY BENEFIT

Insurers face an inordinately complex regulatory environment, consisting of federal and 50-state oversight, and exposure to some rules that conflict with the goals of the Green Century proposal

FEDERAL



» The SEC has just issued a proposed rule for a sweeping enhancement of the breadth, detail and liability standards for climate disclosures by public companies



» The U.S. Treasury Department's Federal Insurance Office is expected to release a study by year-end on climate risks in the insurance industry and identify any gaps in regulation



WASHINGTON
OREGON
IDAHO
MONTANA
NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
WYOMING
WISCONSIN
MICHIGAN
NEW YORK
MAINE
VT
NH
MA
CT
RI
NEVADA
UTAH
COLORADO
NEBRASKA
IOWA
ILLINOIS
IN
OHIO
PENNSYLVANIA
DE
MD
DC
WV
VIRGINIA
CALIFORNIA
KANSAS
MISSOURI
KENTUCKY
NO CAROLINA
TENNESSEE
SO CAROLINA
ARIZONA
NEW MEXICO
OKLAHOMA
ARKANSAS
MS
ALABAMA
GEORGIA
TEXAS
LA
FL
ALASKA
HAWAII

STATE

» Insurers are regulated by the departments of insurance in each state where they do business – all 50 for The Hartford

» Generally, regulators require that the price of insurance reflects the risk transferred using objective, statistical criteria to predict future losses and expenses from historical data and observable characteristics – **blanket underwriting restrictions run counter to the principle of risk-based pricing**

» In addition, regulators are focused on customer protection – **disengaging from entire sectors of the economy may not align with regulators' views on ensuring insurer solvency**

» The New York Department of Financial Services recently issued first of its kind **guidance to insurance companies on climate practices** – other states are expected to follow with rules of their own

» At the same time, some fossil fuel states including **Kentucky, Texas and West Virginia have passed or are considering legislation that would prohibit insurers and other financial institutions from boycotting or discriminating against energy companies**

THE HARTFORD



5 THE PROPOSAL WOULD ENCROACH UPON THE HARTFORD'S UNDERWRITING JUDGMENT

» The purpose of the Green Century proposal is to limit our underwriting judgment going forward

» Our commitment to risk assessment as the driver of underwriting and pricing is fundamental to what we do and what our regulators expect of us

» Any restriction that undermines our ability to define and manage risk in our portfolio:

  › Has internal **consequences for our strategy and results**,

  › **Interferes with our core business model**, which involves consideration of a wide variety of variables in making underwriting decisions, and

  › Creates uncertainty in the broader market by **distorting the signal we send through price and appetite about the nature of the risk and mitigation benefits**

» Blanket restrictions on our ability to define our risk appetite do not account for the complexities of the issues involved in climate transition or the opportunities that this paradigm shift presents to insurers like the Hartford that seek **to support the many energy companies that are transitioning to cleaner energy sources**

  › For example, the war in Ukraine has sent shock waves through the energy market and unsettled the existing dependencies on energy supplied from eastern Europe. These types of market dislocations can offer new opportunities that both advance our financial objectives and are compatible with our net zero goal

» **This year, we formed an ESG Underwriting Council to provide guidance to, and oversight of, underwriting efforts relative to our ESG goals (including our net zero goal), risks and opportunities**

THE HARTFORD



THE PROPOSAL RUNS COUNTER TO SHAREHOLDER SENTIMENT AND THE DIRECT FEEDBACK WE HAVE HEARD DURING OUR REGULAR DISCUSSIONS WITH SHAREHOLDERS

6

» Since 2011, we have engaged our largest investors annually to discuss issues that are important to them prior to proxy season

» Our environmental initiatives have been a topic of discussion on these calls since 2017

» In the fall of 2021, we specifically discussed restrictions on underwriting fossil fuels as part of our engagement; among the themes we heard from shareholders:

› The need to preserve **business judgment** and consider **shareholder value**

› Understanding that **divesting from entire sectors** – or moving carbon intensive assets from public to private markets – **will not get the world to net zero and reduces transparency and accountability**

› Concern that **blanket restrictions could be problematic for the larger economy**

› Emphasis on a **pragmatic, transitional approach**

THE HARTFORD



KEY TAKEAWAYS



As a 212-year old insurer and asset manager, we view the transition to a greener society as a business imperative and are committed to progress

We are a recognized leader in ESG, are committed to maintaining our leadership position, and have several carbon-reducing initiatives in place that further net zero objectives, including:

» Our Coal and Tar Sands policy

» Commitment to 100% renewable energy across our operations

» Commitment to disclosure and scheduled reduction in all three scopes of GHG emissions through 2037

We believe a proactive and measured approach, with clear goals, transparency and accountability is the right course on addressing climate change.

Broad and imminent withdrawal from supporting the energy sector runs counter to addressing climate change and enabling the transition to a low carbon economy and violates the risk-based pricing that underpins our business model

The Green Century proposal would deprive The Hartford of the flexibility to consider the specific circumstances of customers, the regulatory environment in which we operate, and complex variables that must be balanced in forging a path to net zero

X THE HARTFORD'S BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE GREEN CENTURY PROPOSAL.





APPENDIX – NON-GAAP FINANCIAL MEASURES

Appendix: Discussion and Reconciliation of Non-GAAP Financial Measures

The Hartford uses non-GAAP financial measures in this presentation to assist investors in analyzing The Hartford's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of non-GAAP and other financial measures used in this presentation can be found below, in The Hartford's news release issued on April 28, 2022, The Hartford's Quarterly Reports on Form 10-Q, The Hartford's 2021 Annual Report on Form 10-K, and other filings made with the U.S. Securities and Exchange Commission, which are available on The Hartford's website, https://ir.thehartford.com.



Appendix: Discussion and Reconciliation of Non-GAAP Financial Measures

<u>**Underlying combined ratio**</u>-This non-GAAP financial measure of underwriting results represents the combined ratio before catastrophes, prior accident year development and current accident year change in loss reserves upon acquisition of a business. Combined ratio is the most directly comparable GAAP measure. The underlying combined ratio represents the combined ratio for the current accident year, excluding the impact of current accident year catastrophes and current accident year change in loss reserves upon acquisition of a business. The Company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve development. The changes to loss reserves upon acquisition of a business are excluded from underlying combined ratio because such changes could obscure the ability to compare results in periods after the acquisition to results of periods prior to the acquisition as such trends are valuable to our investors' ability to assess the Company's financial performance. A reconciliation of the combined ratio to the underlying combined ratio for Property & Casualty is set forth below.

TOTAL PROPERTY & CASUALTY

	YEAR ENDED		
	Dec 31 2021	Dec 31 2020	Change
Combined ratio	**96.3**	**96.4**	**(0.1)**
Adjustment to reconcile combined ratio to underlying combined ratio:			
Current accident year catastrophes	(5.3)	(5.1)	(0.2)
Prior accident year development	(1.6)	1.1	(2.7)
Underlying combined ratio	**89.4**	**92.4**	**(3.0)**



Appendix: Discussion and Reconciliation of Non-GAAP Financial Measures

Underlying loss and loss adjustment expense ratio before COVID-19 losses - This non-GAAP financial measure of the loss and loss adjustment expense ratio for Commercial Lines represents the loss and loss adjustment expense ratio before catastrophes, prior accident year development and COVID-19 incurred losses. The loss and loss adjustment expense ratio is the most directly comparable GAAP measure. The underlying loss and loss adjustment expense ratio before COVID-19 losses is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses, prior accident year reserve development and COVID-19 incurred losses. A reconciliation of the loss and loss adjustment expense ratio to the underlying loss and loss adjustment expense ratio before COVID-19 losses is set forth below.

COMMERCIAL LINES

	YEAR ENDED		
	Dec 31 2021	Dec 31 2020	Change
Loss and loss adjustment expense ratio			
Total losses and loss adjustment expenses	63.3	66.5	(3.2)
Current accident year catastrophes	(5.2)	(4.5)	(0.7)
Prior accident year development	(1.5)	(0.5)	(1.0)
Underlying loss and loss adjustment expense ratio	**56.7**	**61.6**	**(4.9)**
COVID-19 losses	(0.3)	(3.1)	2.8
Underlying loss and loss adjustment expense ratio before COVID losses	**56.4**	**58.5**	**(2.1)**



Appendix: Discussion and Reconciliation of Non-GAAP Financial Measures

<u>Core earnings margin</u>- The Hartford uses the non-GAAP measure core earnings margin to evaluate, and believes it is an important measure of, the Group Benefits segment's operating performance. Core earnings margin is calculated by dividing core earnings by revenues, excluding buyouts and realized gains (losses). Net income margin, calculated by dividing net income by revenues, is the most directly comparable U.S. GAAP measure. The Company believes that core earnings margin provides investors with a valuable measure of the performance of Group Benefits because it reveals trends in the business that may be obscured by the effect of buyouts and realized gains (losses) as well as other items excluded in the calculation of core earnings. Core earnings margin should not be considered as a substitute for net income margin and does not reflect the overall profitability of Group Benefits. Therefore, the Company believes it is important for investors to evaluate both core earnings margin and net income margin when reviewing performance. A reconciliation of net income margin to core earnings margin is set forth below.

GROUP BENEFITS

	YEAR ENDED
	Dec 31 2021
Net income margin	**3.9%**
Adjustments to reconcile net income margin to core earnings margin:	
Net realized losses (gains) excluded from core earnings, before tax	(2.0)%
Integration and other non-recurring M&A costs, before tax	0.1%
Income tax expense (benefit)	0.5%
Impact of excluding buyouts from denominator of core earnings margin	—%
Core earnings margin	**2.5%**



Appendix: Discussion and Reconciliation of Non-GAAP Financial Measures

Core earnings return on equity- The Company provides different measures of the return on stockholders' equity (ROE). Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) the non-GAAP measure core earnings for the prior four fiscal quarters by (b) the non-GAAP measure average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The Company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the Company is investing the portion of the Company's net worth that is primarily attributable to the Company's business operations. The Company provides to investors return on equity measures based on its non-GAAP core earnings financial measure for the reasons set forth in the core earnings definition. A reconciliation of Net income ROE to Core earnings ROE is set forth below:

	LAST TWELVE MONTHS ENDED
	Dec 31 2021
Net income available to common stockholders ROE	**13.1%**
Adjustments to reconcile net income available to common stockholders ROE to core earnings ROE:	
Net realized losses (gains), excluded from core earnings, before tax	(2.8)%
Integration and other non-recurring M&A costs, before tax	0.3%
Change in deferred gain on retroactive reinsurance, before tax	1.4%
Income tax expense on items not included in core earnings	0.2%
Impact of AOCI, excluded from denominator of core earnings ROE	0.5%
Core earnings ROE	**12.7%**

